c/o Zhejiang Xibolun Automation Project Technology Co., Ltd. s No. 587-A 15th Road, 3rd Av., Binhai Ind. Park s

Economic & Technology Development Zone s Wenzhou, Zhejiang Province s China s +86-0577-8689-5678

April 29, 2016

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Hebron Technology Co., Ltd.

SEC comment letter dated April 8, 2016 about Pre-Effective Amendment 2 to Registration Statement on Form F-1

File No. 333-208583

Dear Ms. Long:

On behalf of Hebron Technology Co., Ltd. (the “Registrant”, “Hebron Technology” or the “Company”) and in response to the comments set forth in your letter dated April 8, 2016, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Pre-Effective Amendment 3 (the “Third Amendment”) to our Registration Statement on Form F-1. Capitalized terms used herein shall have the meanings ascribed to them in the Third Amendment unless otherwise defined herein. We have also enclosed five redlined copies of the Third Amendment compared against the Pre-Effective Amendment 2 to our Registration Statement on Form F-1 for your review.

Risk Factors, page 8

1.	Given the material risk that your tax obligations will significantly exceed your corresponding recorded liabilities, please revise note 15 on page F-21 to quantify the range of reasonably possible loss in excess of the amount accrued. It is clear that a reasonable estimate can be made given that the relevant Xibolun transactions and corresponding tax rates are known, as are the customary interest and penalties generally applied by the taxing authorities in similar circumstances. Absent such disclosure, it is not possible for a reader to assess the magnitude of this risk and the corresponding impact on the solvency of the company. See ASC 10-50-21.

We acknowledge the comment and have revised Note 15 on Page F-21 to be read as follows:

Note 15 –COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases its main office space under a non-cancelable operating lease agreement. The lease will be terminated in 2016, and the future minimum rental payment in 2016 is $19,581.

Contingencies

The Company has accrued tax liabilities of $6.8 million as of December 31, 2015, mostly related to its unpaid income tax and business tax, both of which are governed by local tax authority. The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because the Company’s management believes that it is unlikely that the interest and penalties would apply in the end if the Company negotiates with the local tax authority to pay all or part of the unpaid tax liabilities. The Company has had unofficial discussions with the local tax authority and the management believes that it is highly possible that the Company will reach an agreement with the local tax authority to result in a settlement of tax liability with a much less amount than the amount currently accrued, if the Company is able to successfully launch its IPO bid. Once the settlement is reached, any interest or penalties associated with those unpaid tax liabilities will most likely be waived or reduced. The management believes that it is very difficult to determine how much interest or penalties will eventually be, or if any of those will be assessed at all. Those potential interests or penalty liabilities are contingent upon the outcome of tax settlement and the management estimates that those potential contingent loss could be nil or as high as $2.8 million if using current interest and penalty rate stipulated by the tax authority.

Pamela A. Long, Assistant Director

April 29, 2016

2.	Please provide a complete description of the tax loss contingency in MD&A as required by Section 501.02 of the Financial Reporting Codification and Instruction 1 to Item 5 of Form 20-F. The analysis should separately address each component of your tax liability as disclosed in Note 11. A corresponding critical accounting policy disclosure should also analyze the historical accuracy of management’s tax liability estimates and the magnitude of any adjustments that tax authorities have discussed in prior communications with the company. Explain why $6.8 million has been classified as a current liability even though the company has only paid $1.8K of income taxes over the past 2 years. We may have further comment.

We acknowledged the comment and have revised our MD&A – Income taxes and other taxes section regarding the tax loss contingency. The revised disclosure may be found on page 37 and reads as follows:

Income taxes and other taxes

For the years ended December 31, 2015 and 2014, revenues generated in China were subject to corporate income tax at a unified rate of 25%. The provision for income taxes increased by $318,348 in fiscal 2015 compared to fiscal 2014, which are consistent with the increase in our net income before taxes. The effective tax rate for fiscal 2015 was approximately 27%, which was consistent with the effective tax rate for fiscal 2014.

The Company has accrued unpaid tax liabilities of approximately $6.8 million as of December 31, 2015, both of which are governed by the local tax authority. The management has had unofficial discussions with the local tax authority to settle the unpaid tax liabilities if the Company is able to successfully launch its IPO bid. The Company did not record any potential interest and penalty amount associated with the unpaid tax liabilities because the management believes that it is very likely that they will be able to get the interest and penalty waived once they reach the settlement with the tax authority. It is very difficult to determine how much the Company could potentially be liable for. It is the management’s best estimate that the potential tax loss contingency related to these interests and penalties can be either nil or as much as $2.8 million, which consist of the following:

	Tax payable balance as of December 31, 2015	Tax loss contingencies estimated
Income tax payable	$5,337,203	$2.2 million
Value added tax payable	114,207	-
Business tax payable	1,131,127	0.5 million
Other taxes payable	229,743	0.1 million
Total	$6,812,280	$2.8 million

While all of the tax years since the Company’s inception are still subject to examination by the local tax authorities, the Company has not received any notices or assessment. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with the local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management believes it is highly possible that the Company can reach into an agreement with the local tax authority to result in a much less amount owed.

We have added our disclosure to the Company’s Critical Accounting Policy. The added disclosure may be found on page 43 and F- 13 and read as follows:

The Company believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated by the laws. It is the Company’s policy that interest and penalties related to unpaid taxes are classified as income tax expense in the period they are assessed or incurred since the management believes that it is very difficult to estimate the amount of interest and penalties the Company will actually pay and in most likely scenario, an settlement will be reached with tax authority and interest and penalties can either be waived or reduced. The Company has had unofficial discussions with the local tax authority to settle the existing tax liabilities. The tax authority has not made any settlement proposal or adjustment in prior communications with the Company.

We also respectfully advise the Staff that a $6.8 million tax liability has been classified as a current liability because all of the $6.8 million tax liability is technically overdue and can be demanded for payment by the local tax authority at any time. Although management believes that it is very likely that the Company will eventually reach a settlement with the tax authority upon the outcome of this IPO bid, we do not know when the settlement will be and management believes that it is more appropriate to classify them as current liabilities.

Pamela A. Long, Assistant Director

April 29, 2016

Foreign Exchange Risk, page 44

3.	Please quantify the exchange rate changes that caused the foreign currency translation loss on page F-5 to increase from $56K to $928K.

We acknowledge the comment and respectfully advise the Staff that the function currency of Company’s financial statements is RMB and the consolidated financial statements have been translated into the reporting currency of the United States Dollar (“USD”). Gains and losses resulting from this translation of foreign currency are included in the other comprehensive income. The increase in foreign currency translation loss on page F-5 from 56K to 928K was fully resulted from significant depreciation of RMB. For example, for the year end December 31, 2015, the balance sheet items were translated at RMB:USD foreign exchange rate of 6.4917, increased 5.6% from foreign exchange rate of 6.1460 as of December 31, 2014. For the year ended December 31, 2015, the income statement items have been translated at RMB: USD average annual foreign exchange rate of 6.2288, increased 1.3% from fiscal 2014’s average foreign exchange rate of 6.1457. On the other hand, for the year end December 31, 2014, the RMB to USD  foreign exchange rates used in translating the balance sheets item only fluctuated 0.5% and the RMB to USD foreign exchange rate used in translating the income statement items only fluctuated by (0.9%).The significant depreciation of RMB in fiscal 2015 resulted in the increase of foreign exchange translation loss in fiscal 2015.

Thank you in advance for your assistance in reviewing this response and the Third Amendment.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Hebron Technology Co., Ltd.

By:	/s/ Steven Fu
Name:	Steven Fu
Its:	Chief Financial Officer